Weil, Gotshal & Manges LLP
767 Fifth Ave
New York, NY 10153
September 23, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Fortegra Financial Corporation
Ladies and Gentlemen:
     On behalf of Fortegra Financial Corporation (the “Company”), please accept for filing, pursuant to the Securities Act of 1933, as amended, the Company’s Registration Statement on Form S-1 relating to the registration of the proposed initial public offering its Common Stock having a maximum aggregate offering price of $125,000,000.
     Please be advised that funds in the amount of $8,913, representing the registration fee for the filing of the Registration Statement, have been transferred by electronic wire transfer to the Securities and Exchange Commission.
     Please contact the undersigned at (212) 310-8971 with any questions or comments concerning this registration statement.

Very truly yours,
/s/ Alexander D. Lynch
Alexander D. Lynch